CONSENT OF INDEPENDENT AUDITORS
We consent to the use in this Post-Effective Amendment No. 24 to Registration Statement No. 333-80825 on Form N-6 of our report dated March 24, 2008 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to changes in the method of accounting and reporting for deferred acquisition costs in connection with modifications or exchanges of insurance contracts), relating to the financial statements of Pacific Life & Annuity Company appearing in the Statement of Additional Information of Pacific Select Exec II — NY Pacific Select Exec Separate Account, which is part of such Registration Statement, and to the reference to us under the heading “Experts” in the Statement of Additional Information of Pacific Select Exec II — NY Pacific Select Exec Separate Account.
/s/ DELOITTE & TOUCHE LLP
Costa Mesa, California
April 22, 2008